

July 26, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Williams Rowland Acquisition Corp., under the Exchange Act of 1934:

- Units, each consisting of one share of Common Stock, par value $0.0001 per share and one-half of one Redeemable Warrant to purchase one share of Common Stock

- Common Stock, par value $0.0001 per share

- Redeemable Warrants, each exercisable for one share of Common Stock at an exercise price of $11.50

Sincerely,